UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ashford Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

44104 10 7

(CUSIP Number)

Jeremy J. Welter

1101 Excalibur Blvd., Lewisville, Texas 75056

(469) 261-5256]

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 000000000	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeremy J. Welter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 32,164
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 32,164
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,164¹
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%²
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	Includes 25,000 shares of Issuers Common Stock and 7,164 shares of Common Stock issuable to Reporting Person upon conversion of 32,400 shares of Series D Preferred Stock (as defined herein).
2.	Based on 3,430,500 shares of Common Stock outstanding as of May 9, 2024, as reflected in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 13, 2024.

CUSIP No. 000000000	13D	Page 3 of 10 Pages

Item 1.  Security and Issuer.

This Statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Ashford Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254.

Item 2.  Identity and Background.

(a) Name. The name of the Reporting Person is Jeremy J. Welter.

(b) Residential Address. The residential address of the Reporting Person is 1101 Excalibur Boulevard, Lewisville, Texas 75056.

(c) Occupation and Employment. Until April, 2022, the Reporting Person served as President and Chief Operating Officer of Issuer. Since that time, the Reporting Person has been involved in a start-up business opportunity that is a sole proprietorship and works from his residential address disclosed in Item 2(b) above.

(d) Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Person were acquired as compensation for his services as an executive officer of the Issuer or by use of personal funds.

Item 4.  Purpose of Transaction.

The Reporting Person previously filed a Schedule 13D on April 11, 2024. The Reporting Person filed the Schedule 13D to report sales of 239,607 shares of Common Stock during the 60-day period immediately preceding April 3, 2024. The Reporting Person is filing this Amendment No. 1 to clarify its beneficial ownership of Common Stock or securities convertible into Common Stock in accordance with Rule 13-d3 and Rule 13d-4.

The remaining holdings reported by the Reporting Person consist of (i) 25,000 shares of Common Stock and (ii) 32,400 shares of Series D Preferred Stock convertible at any time and from time to time, in full or partially, into 7,164 shares of Common Stock (including accrued and unpaid dividends) at a conversion ratio equal to the liquidation preference of a share divided by $117.50 (as adjusted pursuant to anti-dilution provisions). The Reporting Person has the right to elect such conversion, but has no intention of converting the Series D Preferred Stock at current market prices.

CUSIP No. 000000000	13D	Page 4 of 10 Pages

The Reporting Person also received 68 Common Units in Ashford Hospitality Advisors LLC, the operating subsidiary of the Issuer (the “Common Units”), and 162,451 Class 2 Long-Term Incentive Partnership Units in Ashford Hospitality Holdings LLC (the “Class 2 LTIP Units”) as executive compensation. The Reporting Person is subject to decisions by management of the Issuer as to his ability to convert the Class 2 LTIP Units and the Series D Preferred Stock into shares of Common Stock. He can elect to redeem such securities for cash but any conversion is at the option of the Issuer. As a result, the Reporting Person disclaims any beneficial ownership in and to the shares of Common Stock issuable by the Issuer in connection with a redemption of the Class 2 LTIP Units or a conversion of the Series D Preferred Stock.

The Reporting Person has sold the majority of his holdings in the Issuer and is now below the threshold requirement triggering Schedule 13D obligations and is thus no longer subject to Section 13d reporting requirements.

Item 5.  Interest in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Securities. See rows 11. and 13. of the cover page of this Schedule 13D and the notes referenced therein for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Person.

(b)	Power to Vote and Dispose. See rows 7. through 10. of the cover page of this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares.

(c)	Transactions within the Past 60 Days. On April 2, 2024 and April 3, 2024, the Reporting Person sold a total of 239,607 shares of Common Stock of the Issuer in six open market transactions at an average trading price of $4.64 per share.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. April 3, 2024

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Combination Agreement

On May 31, 2019, solely for the purpose of conveying his Class B limited partnership interests in Marietta (as defined below), the Reporting Person entered into a Combination Agreement (the “Combination Agreement”) with the Issuer, Archie Bennett, Jr., Mr. Monty J. Bennett, who is the son of the Archie Bennett, Jr. (Archie Bennett, Jr. and Mr. Monty J. Bennett, collectively, the “Bennetts”); Remington Holdings, L.P., a Delaware limited partnership (“Remington”); Remington Holdings GP, LLC, a Delaware limited liability company and the general partner of Remington (the “General Partner”, and together with the Bennetts and Remington, the “Remington Parties”); MJB Investments, LP (“MJB Investments”); solely for the purpose of conveying his Class B limited partnership interests in Marietta Leasehold LP, a Delaware limited partnership (“Marietta”), James L. Cowen; Ashford Nevada Holding Corp., a Nevada corporation and wholly owned subsidiary of the Issuer (“New Nevada Holdco”); and Ashford Merger Sub Inc., a Maryland corporation and wholly owned subsidiary of New Nevada Holdco (“Merger Sub”).

The Issuer serves as the advisor to Ashford Hospitality Trust, Inc., a Maryland corporation (“Ashford Trust”), and Braemar Hotels & Resorts Inc., a Maryland corporation (“Braemar”). Ashford Trust and Braemar are real estate investment trusts listed on the New York Stock Exchange. Each of the Issuer, Ashford Trust and Braemar is a party to an amended and restated mutual exclusivity agreement with Remington Lodging & Hospitality, LLC, a Delaware limited liability company (“Remington L&H”), a property management company previously owned by the Bennetts and a wholly owned subsidiary of Remington, pursuant to which each of such parties has agreed, subject to certain terms and conditions, to utilize Remington L&H to provide property management services for all hotels, if any, that the Issuer, Ashford Trust and Braemar, respectively, may acquire, as well as for all hotels that future companies advised by the Issuer may acquire.

CUSIP No. 000000000	13D	Page 5 of 10 Pages

Under the terms of the Combination Agreement (and subject to the satisfaction of the closing conditions therein), Issuer, through New Nevada Holdco, acquired (i) the issued and outstanding limited partnership interests of Remington, (ii) the issued and outstanding membership interests of the General Partner, (iii) the issued and outstanding Class A limited partnership interests of Marietta and (iv) the issued and outstanding Class B limited partnership interests of Marietta owned by Mr. James L. Cowen and the Reporting Person (collectively, the “Transferred Securities”). At the closing of the transactions contemplated by the Combination Agreement (collectively, the “Property Management Transactions”), and as a single plan of exchange that includes the Merger (as defined below) and the transactions contemplated by the Remington Contribution Agreement (as defined below), (i) the Issuer caused the merger of Merger Sub with and into the Issuer pursuant to the terms of the Merger Agreement and Registration Rights Agreement, dated as of the Closing (the “Merger Agreement”), among the Issuer, New Nevada Holdco, Merger Sub, the Bennetts and the other parties thereto (the “Merger”), whereby the Issuer survived and became a wholly owned subsidiary of New Nevada Holdco and (ii) contemporaneously with the consummation of the Merger, the Bennetts, MJB Investments, Mr. James L. Cowen and the Reporting Person transferred to New Nevada Holdco, all of their respective right, title and interests in the Transferred Securities pursuant to a Contribution Agreement, dated as of the closing (the “Remington Contribution Agreement”), among such parties and New Nevada Holdco and received the consideration provided in the Combination Agreement (as described below).

In the Merger, among other things, (i) each share of common stock, par value $0.01 per share, of the Issuer outstanding immediately prior to the effective time of the Merger converted into one share of common stock, par value $0.001 per share, of New Nevada Holdco and (ii) each share of Series B Preferred Stock, par value $25 per share, of the Issuer (“Series B Preferred Stock”) outstanding immediately prior to the effective time of Merger was converted into one share of Series D Convertible Preferred Stock, par value $0.001 per share, of New Nevada Holdco (“Series D Convertible Preferred Stock”). In addition, in consideration for the contribution of the Transferred Securities to New Nevada Holdco, the respective holders thereof received aggregate consideration (the “Aggregate Consideration”) of $275,000,000 in the form of 11,000,000 shares of Series D Convertible Preferred Stock with a value agreed by the parties to the Combination Agreement of $25 per share.

As a result of the foregoing, immediately after the closing of the Property Management Transactions, (i) New Nevada Holdco wholly owned, directly or indirectly, (a) the Issuer, (b) Remington and the General Partner and (c) Marietta and its general partner, and each of their respective subsidiaries and (ii) the Reporting Person owned, directly or indirectly, 32,400 shares of the Series D Convertible Preferred Stock, which is convertible (at a conversion price of $117.50 per share) into approximately 7,164 shares of common stock (including accrued and unpaid dividends) of New Nevada Holdco. Immediately after the closing of the Property Management Transactions, New Nevada Holdco subsequently changed its name to Ashford Inc. (the Issuer).

Each party’s obligation to consummate the Property Management Transactions was subject to customary closing conditions, including the receipt of regulatory approvals and the approval of the stockholders of the Issuer at a stockholder meeting. The terms of the Combination Agreement are described in more detail in a Current Report on Form 8-K filed by the Issuer with the Commission on June 3, 2019 (the “Property Management Current Report”), which is incorporated herein by reference in its entirety, and the Combination Agreement is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

CUSIP No. 000000000	13D	Page 6 of 10 Pages

Terms of Series D Convertible Preferred Stock

The Certificate of Designation establishing the terms of the Series D Convertible Preferred Stock (the “Certificate of Designation”) to be issued in exchange for the Series B Preferred Stock in the Merger, and issued in exchange for the Transferred Securities pursuant to the Combination Agreement, upon closing of the Property Management Transactions provides that each share of Series D Convertible Preferred Stock (i) has a liquidation value of $25 per share, (ii) is entitled to cumulative dividends at the rate of (a) 6.59% per annum until the first anniversary of the closing of the Property Management Transactions; (b) 6.99% per annum from the first anniversary of the closing of the Property Management Transactions until the second anniversary of the closing of the Property Management Transactions; and (c) 7.28% per annum thereafter, in each case, payable quarterly in arrears, (iii) participate in any dividend or distribution on the common stock of Issuer in addition to the preferred dividends set forth in clause (ii), (iv) be convertible into voting common stock of Issuer at $117.50 per share, and (v) provide for customary anti-dilution protections. In the event Issuer fails to pay the required dividends on the Series D Convertible Preferred Stock for two consecutive quarterly periods (a “Preferred Stock Breach”), then until such arrearage is paid in cash in full, (A) the dividend rate on the Series D Convertible Preferred Stock will increase to 10.00% per annum until no Preferred Stock Breach exists; (B) no dividends may be declared and paid, and no other distributions or redemptions may be made, on the Issuer’s Common Stock; and (C) the Issuer’s board of directors will be increased by two seats and 55% of the holders of the Series D Convertible Preferred Stock will be entitled to fill such newly created seats.

The Series D Convertible Preferred Stock is entitled to vote alongside the voting common stock of Issuer on an as-converted basis, subject to the applicable voting limitations set forth in the Investor Rights Agreement described below.

After June 30, 2026, the Issuer will have the option to purchase all or any portion of the Series D Convertible Preferred Stock (except that the option to purchase may not be exercised with respect to shares of Series D Convertible Preferred Stock with an aggregate purchase price less than $25.0 million) on a pro rata basis among all holders of the Series D Convertible Preferred Stock (subject to the ability of the holders to provide for an alternative allocation amongst themselves), at a price per share equal to (i) $25.125, plus (ii) all accrued and unpaid dividends (provided any holder of Series D Convertible Preferred Stock shall be entitled to exercise its right to convert its shares of Series D Convertible Preferred Stock into common stock of Issuer not fewer than five business days before such purchase is scheduled to close).

The terms of the Series D Convertible Preferred Stock (including negative covenants contained therein) are described in more detail in the Property Management Current Report, which is incorporated herein by reference in its entirety, and the Form of Certificate of Designation is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Investor Rights Agreement

At the closing of the Property Management Transactions, the Reporting Person, Mr. Monty J. Bennett, MJB Investments (each of the foregoing, a “Remington Holder”), the Alayna Jo Bennett Max 2019 Gift Trust, the Archie Bennett, III 2019 Gift Trust, the Audra Marie Bennett Maxwell 2019 Gift Trust, the Jory Glazener 2019 Gift Trust, the Krista Koleas 2019 Gift Trust, the Matthew Wade Bennett 2019 Gift Trust, the Beverly Rene Bennett Flood 2019 Gift Trust, the Supplemental Needs Trust FBO Lucas Wade Bennett (each such trust a “Trust” and collectively, the “Trusts”), Mr. James L. Cowen, the Reporting Person, Mr. Mark A. Sharkey and Issuer entered into an investor rights agreement (the “Investor Rights Agreement”) governing the relationship of such parties subsequent to such closing.

For so long as the Reporting Person, Mr. Monty J. Bennett, MJB Investments, the General Partner, each Trust, Archie Bennett, Jr., Mr. James L. Cowen and Mr. Mark A. Sharkey (together with each person that succeeds to their respective interests as the result of a transfer permitted under the Investor Rights Agreement, “Covered Investors”) beneficially own no less than 20% of the issued and outstanding shares of common stock of Issuer (taking into account the Series D Convertible Preferred Stock on an as-converted basis), Mr. Monty J. Bennett, during his lifetime, and 55% of the Covered Investors thereafter, are entitled to nominate one individual (other than Archie Bennett Jr.), and Archie Bennett Jr., during his lifetime, and 55% of the Covered Investors thereafter, are entitled to nominate one individual (other than Archie Bennett Jr.) for election as a member of the board of directors of Issuer (each, a “Seller Nominee”).

CUSIP No. 000000000	13D	Page 7 of 10 Pages

In the event of a Preferred Stock Breach (as defined in above), the Covered Investors agree that one of the two additional board designation rights arising under the Certificate of Designations shall be vested in Archie Bennett, Jr., during his lifetime, and the other such board designation right shall be vested in Monty J. Bennett, during his lifetime. In furtherance of the foregoing, each Covered Investor agrees that it will vote all of such Covered Bennett, Jr., or Monty J. Bennett, respectively, in connection with their designation of the individuals to fill such board seats.

For five years after the closing of the Property Management Transactions, each of the Covered Investors are prohibited from transferring Common Stock of Issuer or Series D Convertible Preferred Stock to any person that is or would become, together with such person’s affiliates and associates, a beneficial owner of 10% or more of the then outstanding shares of common stock of Issuer, taking into account the Series D Convertible Preferred Stock on an as converted basis, subject to certain exceptions described in the Property Management Current Report.

The Investor Rights Agreement provides that Covered Investors agree that on matters submitted to a vote of the holders of voting securities of Issuer, the Covered Investors will have the right to vote or direct or cause the vote of the shares as to which they hold sole voting power or are held by immediate family members (or a trust for the benefit of such person) (collectively, the “Sole Voting Shares”) as the Covered Investors determine, in their sole discretion, except (i) if, prior to August 8, 2023 only with respect to the voting securities of Issuer, the combined voting power of the Reference Shares (as defined below) of Issuer exceeds 40.0% (plus the combined voting power of (A) any common stock of Issuer purchased by any Covered Investor in an arm’s length transaction after the closing of the Property Management Transactions from a person other than Issuer or a subsidiary of Issuer, for cash, including through open market purchases, and (B) privately negotiated transactions or any distributions of common stock of Issuer by either of Ashford Trust or Braemar to its respective stockholders pro rata) of the combined voting power of all of the outstanding voting securities of Issuer entitled to vote on any given matter, then Reference Shares of Issuer representing voting power equal to such excess will be deemed to be “Company Cleansed Shares” under the Investor Rights Agreement. The Covered Investors agree that they will vote, or cause to be voted, out of the Covered Investors’ Sole Voting Shares, shares constituting voting power equal to the voting power of the Company Cleansed Shares in the same proportion as the holders of such class or series of voting securities of Issuer vote their shares with respect to such matters, inclusive of the Reference Shares of Issuer voted by the Covered Investors. These restrictions may be waived by a majority vote or consent of the independent directors of Issuer that have no personal interest in the matter to be voted upon. “Reference Shares” means all voting securities of Issuer that are (without duplication): (i) beneficially owned by any Covered Investor, including any such voting securities as to which any Covered Investor has sole or shared voting power; (ii) beneficially owned by any member of a Group of which any Covered Investor is a member; or (iii) subject to or referenced in any derivative or synthetic interest that (A) conveys any voting right in Issuer common stock or (B) is required to be, or is capable of being, settled through delivery of Issuer common stock in either case, that is held or beneficially owned by any Covered Investor or any controlled affiliate or any Covered Investor. The Covered Investors also agree among themselves that the total number of votes attributable to Reference Shares that are not Cleansed Shares will be proportionately allocated among the Covered Investors based on a percentage, the numerator of which is the number of Reference Shares held by such Covered Investor, and the denominator of which is the total number of Reference Shares held by all Covered Investors in the aggregate.

The Holder Group Investors (as defined below) will not, subject to certain exceptions and until the aggregate voting power of the Holder Group Investors is less than 25% of the combined voting power of all of the outstanding voting securities of Issuer on any given matter, until the fifth anniversary of the closing of the Property Management Transactions, (i) take any action, vote such Holder Group Investor’s securities, or enter into any transaction, including by acting in consent with another person, that would result in Issuer being treated as a “controlled company” under the applicable rules of the NYSE American nor (ii) take any action, vote such Holder Group Investor’s securities, or enter into any transaction, including by acting in concert with another person, that results in Issuer engaging in a Rule 13e-3 Transaction (as defined in the rules and regulations issued by the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), provided, that the restriction set forth in this clause (ii) may be waived by the affirmative vote of a majority of the issued and outstanding shares of Issuer’s voting stock (taking into account the Series D Convertible Preferred Stock on an as-converted basis) that are not beneficially owned by the Holder Group Investors (provided that, for purposes of clause (ii), Issuer’s voting stock that is owned of record by Ashford Trust or Braemar shall not be deemed to be beneficially owned by the Holder Group Investors so long as the decision to vote such shares on such waiver is Investor’s Series D Convertible Preferred Stock, and consent to any action by the holders of the Series D Convertible Preferred Stock without a meeting as permitted under appropriate state law, as may be directed by Archie solely determined by a majority of the members of the board of directors of the applicable entity who are independent within the meaning of applicable rules of the NYSE American (or any exchange on which the Issuer’s voting stock is then listed) and do not have a material financial interest in such Rule 13e-3 Transaction (or a duly appointed board committee consisting only of such independent and disinterested board members)).

CUSIP No. 000000000	13D	Page 8 of 10 Pages

Each Covered Investor has the option, exercisable with respect to each and every Change of Control (defined below) that may occur following the date of the Investor Rights Agreement, to sell to Issuer all or any portion of the Series D Convertible Preferred Stock then owned by such Covered Investor (the “Change of Control Put Option”) at any time during the ten business day consecutive period following the consummation of a Change of Control. “Change of Control” means, with respect to any Covered Investor, any of the following, in each case that was not voted for or consented to by such Covered Investor solely in its capacity as a stockholder of Issuer (but not in any other capacity): (i) any person (other than the Reporting Person, Mr. Monty J. Bennett, MJB Investments, their controlled affiliates, any trust or other estate in which any of them has a substantial beneficial interest or as to which any of them serves as trustee or in a similar fiduciary capacity, any immediate family member of Archie Bennett, Jr. or Mr. Monty J. Bennett, or any group (as defined in Rule 13d-5(b) under the Exchange Act)) acquires beneficial ownership of securities of Issuer that, together with the securities of Issuer previously beneficially owned by the first such person, constitutes more than 50% of the total voting power of Issuer’s outstanding securities, or (ii) the sale, lease, transfer or other disposition (other than as collateral) of all or a majority of Issuer’s (taken as a whole) assets or income or revenue generating capacity, other than to any direct or indirect majority-owned and controlled affiliate of Issuer.

In the event that a Covered Investor exercises the Change of Control Put Option, the price to be paid by Issuer to such exercising Covered Investor will be an amount, payable in cash, equal to (i) $25.125, plus (ii) all accrued and unpaid dividends, plus (iii) in the event that a Change of Control Put Option is exercised prior to June 30, 2026, an additional amount equal to, initially, 24% of $25 until the first anniversary of the closing of the Property Management Transactions, with such percentage reduced by (A) 4% for each year thereafter, inclusive of the year in which the Change of Control Put Option is exercised, until the fourth anniversary of the closing of the Property Management Transactions and (B) 3% for each year thereafter until the sixth anniversary of the closing of the Property Management Transactions, at which time such percentage shall be 3% until June 30, 2026.

The Investor Rights Agreement also provides that, except for issuances contemplated by the transaction documents entered into under the Combination Agreement, Issuer will not issue any equity securities, rights to acquire equity securities of Issuer or debt convertible into equity securities of Issuer (collectively, the “New Securities”), unless Issuer gives each Remington Holder, each Trust and each person that succeeds to the interests of a Remington Holder or a Trust and certain permitted transferees (“Holder Group Investors”) notice of its respective intention to issue New Securities and the right of such Holder Group Investor to acquire such Holder Group Investor’s pro rata share of the New Securities.

The Investor Rights Agreement terminates by its terms on the earliest of (i) the written agreement of Issuer and Covered Investors holding in the aggregate 55% of the total number of shares of Issuer common stock (taking into account the Series D Convertible Preferred Stock on an as converted basis) and (ii) the date on which the Covered Investors no longer own any Issuer common stock or Series D Convertible Preferred Stock; provided certain specified provisions will last for the time periods provided by their terms, and others will last indefinitely.

A Covered Investor will automatically cease to be bound by the Investor Rights Agreement solely in its capacity as a Covered Investor at such time as such Covered Investor no longer owns any common stock of Issuer or any Series D Convertible Preferred Stock.

CUSIP No. 000000000	13D	Page 9 of 10 Pages

The terms of the Investor Rights Agreement are described in more detail in the Property Management Current Report, which is incorporated herein by reference in its entirety, and the Form of Investor Rights Agreement is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

99.1	Combination Agreement, dated as of May 31, 2019, between Monty J. Bennett, Archie Bennett, Jr., Remington Holdings, L.P., Remington Holdings GP, LLC, MJB Investments, LP, Ashford Inc., .James L. Cowen, Jeremy J. Welter, Ashford Nevada Holding Corp. and Ashford Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)
99.2	Form of Merger Agreement and Registration Rights Agreement (incorporated by reference as Exhibit G to the Combination Agreement as Exhibit 2.1 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)
99.3	Form of Certificate of Designation of the Series D Convertible Preferred Stock of Ashford Nevada Holding Corp. (incorporated by reference as Exhibit D to the Combination Agreement as Exhibit 2.1 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)
99.4	Form of Investor Rights Agreement (incorporated by reference as Exhibit A to the Combination Agreement as Exhibit 2.1 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)
99.5	Press Release, dated June 3, 2019 (incorporated by reference as exhibit 99.6 of the Form 8-K filed by the Issuer on June 3, 2019) (File No. 001-36400)

CUSIP No. 000000000	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Date: July 25, 2024

/s/ Jeremy J. Welter
Jeremy J. Welter